UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”), and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by amending and restating the first paragraph under the subheading entitled “Antitrust—U.S. Antitrust” on page 33 of the Schedule 14D-9, as previously amended and restated by Amendment No. 2 to the Schedule 14D-9, as follows:

“U.S. Antitrust. Pursuant to the Merger Agreement, on May 7, 2013, Georgia-Pacific and Buckeye each filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (each, an “HSR Filing”) in connection with the purchase of the Shares in the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger was originally scheduled to expire at 11:59 p.m., New York City time, on the 15th day following such filings, unless early termination of the waiting period was granted. By notice to the FTC and the Antitrust Division, Georgia-Pacific withdrew its HSR Filing effective as of May 22, 2013 and stated its intention to refile its HSR Filing on May 24, 2013. Georgia-Pacific subsequently refiled its HSR Filing on May 24, 2013, providing the FTC and Antitrust Division additional time to review the Offer and the Merger. As a result of the withdrawal and refiling by Georgia-Pacific, the waiting period applicable to the purchase of Shares in the Offer was scheduled to expire at 11:59 p.m., New York City time, on June 10, 2013, unless early termination of the waiting period was granted. However, the FTC or the Antitrust Division could extend the waiting period by requesting additional information or documentary material from Georgia-Pacific. On June 10, 2013, Georgia-Pacific received such a request for additional information and documentary material (the “Second Request”) seeking additional information regarding the nonwovens business. As a result of the Second Request, such waiting period has been extended until 11:59 p.m., New York City time, on the date upon which the applicable waiting period expires after substantial compliance by Georgia-Pacific with the Second Request, unless such waiting period is earlier terminated. Such waiting period may be extended only with the consent of Georgia-Pacific. Georgia-Pacific, the Purchaser and Buckeye will continue to work with the FTC and the Antitrust Division during the course of their review to respond to any inquiries, including the Second Request, as expeditiously as possible. In practice, complying with requests for additional information or material, including the Second Request, can take a significant amount of time. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Document

(a)(15)	Press Release issued by Buckeye, dated June 11, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: June 11, 2013

Exhibit Index

Exhibit No.	Description

(a)(15)	Press Release issued by Buckeye, dated June 11, 2013.